                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                                SCHEDULE 13G


                  Under the Securities Exchange Act of 1934
                             (Amendment No. 3)*



                                  UNC, Inc.
- --------------------------------------------------------------------------------
                              (Name of Issuer)


                               Common Stock**
- --------------------------------------------------------------------------------
                       (Title Of Class of Securities)


                                  903070100
                 -------------------------------------------
                               (CUSIP Number)

Check the following box if a fee is being paid with this statement [_]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

- -----------------
** Included in the aggregate position held as reported in Box 9 of the cover pages are common shares directly held and common shares indirectly held through ownership of preferred stock convertible into common stock.

CUSIP NO. 903070100                   13G                     PAGE 2 OF 10 PAGES

- --------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Merrill Lynch & Co., Inc.
- --------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   Joint Filing
                                                                     (a) [_]
                                                                     (b) [_]
- --------------------------------------------------------------------------------
3   SEC USE ONLY


- --------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
- --------------------------------------------------------------------------------
              5   SOLE VOTING POWER

 NUMBER OF            None
  SHARES      ------------------------------------------------------------------
BENEFICIALLY  6   SHARED VOTING POWER
 OWNED BY
   EACH               957,065
 REPORTING    ------------------------------------------------------------------
PERSON WITH   7   SOLE DISPOSITIVE POWER

                      None
              ------------------------------------------------------------------
              8   SHARED DISPOSITIVE POWER

                      957,065
- --------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          957,065
- -------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


- -------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          5.4%
- -------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*

          HC, CO
- -------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 903070100                   13G                     PAGE 3 OF 10 PAGES

- --------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Merrill Lynch Group, Inc.
- --------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   Joint Filing
                                                                     (a) [_]
                                                                     (b) [_]
- --------------------------------------------------------------------------------
3   SEC USE ONLY


- --------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
- --------------------------------------------------------------------------------
              5   SOLE VOTING POWER

 NUMBER OF            None
  SHARES      ------------------------------------------------------------------
BENEFICIALLY  6   SHARED VOTING POWER
 OWNED BY
   EACH               957,065
 REPORTING    ------------------------------------------------------------------
PERSON WITH   7   SOLE DISPOSITIVE POWER

                      None
              ------------------------------------------------------------------
              8   SHARED DISPOSITIVE POWER

                      957,065
- --------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          957,065
- -------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


- -------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          5.4%
- -------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*

          HC, CO
- -------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 903070100                   13G                     PAGE 4 OF 10 PAGES

- --------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Princeton Services, Inc.
- --------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   Joint Filing
                                                                     (a) [_]
                                                                     (b) [_]
- --------------------------------------------------------------------------------
3   SEC USE ONLY


- --------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
- --------------------------------------------------------------------------------
              5   SOLE VOTING POWER

 NUMBER OF            None
  SHARES      ------------------------------------------------------------------
BENEFICIALLY  6   SHARED VOTING POWER
 OWNED BY
   EACH               957,065
 REPORTING    ------------------------------------------------------------------
PERSON WITH   7   SOLE DISPOSITIVE POWER

                      None
              ------------------------------------------------------------------
              8   SHARED DISPOSITIVE POWER

                      957,065
- --------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          957,065
- -------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


- -------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          5.4%
- -------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*

          HC, CO
- -------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 903070100                   13G                     PAGE 5 OF 10 PAGES

- --------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Fund Asset Management, L.P.
- --------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   Joint Filing
                                                                     (a) [_]
                                                                     (b) [_]
- --------------------------------------------------------------------------------
3   SEC USE ONLY


- --------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
- --------------------------------------------------------------------------------
              5   SOLE VOTING POWER

 NUMBER OF            None
  SHARES      ------------------------------------------------------------------
BENEFICIALLY  6   SHARED VOTING POWER
 OWNED BY
   EACH               940,830
 REPORTING    ------------------------------------------------------------------
PERSON WITH   7   SOLE DISPOSITIVE POWER

                      None
              ------------------------------------------------------------------
              8   SHARED DISPOSITIVE POWER

                      940,830
- --------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          940,830
- -------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


- -------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          5.3%
- -------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*

          IA, PN
- -------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

                                SCHEDULE 13G



Item 1 (a)    Name of Issuer:
              --------------

               UNC, Inc.


Item 1 (b)    Address of Issuer's  Principal Executive Offices:
              ------------------------------------------------

              175 Admiral Cochran Drive
              Annapolis, MD 21401-7394


Item 2 (a)    Names of Persons Filing:
              -----------------------

              Merrill Lynch & Co., Inc.
              Merrill Lynch Group, Inc.
              Princeton Services, Inc.
              Fund Asset Management, L.P.


Item 2 (b)    Address of Principal Business Office, or, if None, Residence:
              ------------------------------------------------------------

              Merrill Lynch & Co., Inc.
              World Financial Center, North Tower
              250 Vesey Street
              New York, New York  10281

              Merrill Lynch Group, Inc.
              World Financial Center, North Tower
              250 Vesey Street
              New York, New York  10281

              Princeton Services, Inc.
              800 Scudders Mill Road
              Plainsboro, New Jersey  08536

              Fund Asset Management, L.P.
              800 Scudders Mill Road
              Plainsboro, New Jersey  08536

Item 2 (c)    Citizenship:
              -----------

              See Item 4 of Cover Pages

Item 2 (d)    Title of Class of Securities:
              ----------------------------

              Common Stock

                             Page 6 of 10 Pages

Item 2 (e)    CUSIP Number:
              ------------

              903070100

Item 3

        Merrill Lynch & Co., Inc. ("ML&Co."), Merrill Lynch Group, Inc. ("ML Group") and Princeton Services, Inc. ("PSI") are parent holding companies, in accordance with (S) 240.13d-1(b)(1)(ii)(G). Fund Asset Management, L.P. ("FAM") is an investment adviser registered under (S) 203 of the Investment Advisers Act of 1940.

Item 4    Ownership
          ---------

          (a) Amount Beneficially Owned:

        See Item 9 of Cover Pages. Pursuant to (S) 240.13d-4, ML&Co., ML Group, PSI and FAM (the "Reporting Persons") disclaim beneficial ownership of the securities of UNC, Inc. referred to herein, and the filing of this Schedule 13G shall not be construed as an admission that the Reporting Persons are, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities of UNC, Inc. covered by this statement.

          (b) Percent of Class:

                    See Item 11 of Cover Pages

          (c) Number of shares as to which such person has:

               (i) sole power to vote or to direct the vote:

                    See Item 5 of Cover Pages

              (ii) shared power to vote or to direct the vote:

                    See Item 6 of Cover Pages

             (iii) sole power to dispose or to direct the disposition of:

                    See Item 7 of Cover Pages

              (iv) shared power to dispose or to direct the disposition of:

                    See Item 8 of Cover Pages

Item 5    Ownership of Five Percent or Less of a Class.
          --------------------------------------------

          Not Applicable

                             Page 7 of 10 Pages

Item 6    Ownership of More than Five Percent on Behalf of Another Person.
          ---------------------------------------------------------------


        FAM is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940 and acts as an investment adviser to investment companies registered under Section 8 of the Investment Company Act of 1940.
With respect to securities held by those investment companies, several persons have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities. No such person's interest relates to more than 5% of the class of securities herein.

Item 7    Identification and Classification of the Subsidiary Which Acquired
          ------------------------------------------------------------------
          the Security Being Reported on by the Parent Holding Company.
          ------------------------------------------------------------

          See Exhibit A

Item 8    Identification and Classification of Members of the Group.
          ---------------------------------------------------------

          Not Applicable

Item 9    Notice of Dissolution of Group.
          -------------------------------

          Not Applicable


Item 10   Certification.
          -------------

        By signing below each of the undersigned certifies that, to the best of their knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                             Page 8 of 10 Pages

Signature.
- ---------

        After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  February 14, 1994        Merrill Lynch & Co., Inc.

                                /s/ David L. Dick
                                -------------------------------
                                Name: David L. Dick
                                Title: Assistant Secretary


                                Merrill Lynch Group, Inc.

                                /s/ David L. Dick
                                -------------------------------
                                Name: David L. Dick
                                Title: Secretary

                                Princeton Services, Inc.

                                /s/ David L. Dick
                                -------------------------------
                                Name: David L. Dick
                                Title: Attorney-in-Fact*

                                Fund Asset Management, L.P.
                                By:  Princeton Services, Inc. (General Partner)

                                /s/ David L. Dick
                                -------------------------------
                                Name: David L. Dick
                                Title: Attorney-in-Fact**


- ----------------
* Signed pursuant to a power of attorney, dated February 10, 1994, included as an exhibit to Schedule 13G filed with the Securities and Exchange Commission by Merrill Lynch & Co., Inc., et. al. on February 14, 1994 with respect to Dial REIT Inc.

** Signed pursuant to a power of attorney, dated February 10, 1994, included as an exhibit to Schedule 13G filed with the Securities and Exchange Commission by Merrill Lynch & Co., Inc., et. al. on February 14, 1994 with respect to Matrix Service Company.

                             Page 9 of 10 Pages

                          Exhibit A to Schedule 13G
                          -------------------------

                  ITEM 7 DISCLOSURE RESPECTING SUBSIDIARIES
                  -----------------------------------------


        Three of the persons filing this report, Merrill Lynch & Co., Inc., a Delaware corporation with its principal place of business at World Financial Center, North Tower, 250 Vesey Street, New York, New York ("ML&Co."), Merrill Lynch Group, Inc., a Delaware corporation with its principal place of business at World Financial Center, North Tower, 250 Vesey Street, New York, New York ("ML Group"), and Princeton Services, Inc., a Delaware corporation with its principal place of business at 800 Scudders Mill Road, Plainsboro, New Jersey ("PSI"), are holding companies in accordance with (S) 240.13d-1(b)(1)(ii)(G). The relevant subsidiaries of ML&Co. are ML Group and PSI, which is the general partner of Merrill Lynch Asset Management, L.P. (d/b/a Merrill Lynch Asset Management) ("MLAM") and Fund Asset Management, L.P. ("FAM"). The relevant subsidiary of ML Group is PSI.

        ML Group, a wholly-owned direct subsidiary of ML&Co., may be deemed to be the beneficial owner of 5.4% of the common stock of UNC, Inc. by virtue of its control of its wholly-owned subsidiary, PSI.

        PSI, a wholly-owned direct subsidiary of ML Group, may be deemed to be the beneficial owner of 5.4% of the common stock of UNC, Inc. by virtue of its being the general partner of MLAM and FAM.

        FAM and MLAM, Delaware limited partnerships with their principal places of business at 800 Scudders Mill Road, Plainsboro, New Jersey, are investment advisers registered under Section 203 of the Investment Advisers Act of 1940. FAM may be deemed the beneficial owner of 5.3% of the common stock of UNC, Inc. as a result of its acting as investment adviser to several investment companies registered under Section 8 of the Investment Company Act of 1940. No one investment company advised by FAM owns more than 5% of the securities of UNC, Inc. FAM may be deemed the beneficial owner of less than 5% of the common stock of UNC, Inc. as a result of its acting as investment adviser to several investment companies registered under Section 8 of the Investment Company Act of 1940.

        Pursuant to (S) 240.13d-4, ML&Co., ML Group, PSI, MLAM, FAM and the Fund disclaim beneficial ownership of the securities of UNC, Inc., and the filing of this Schedule 13G shall not be construed as an admission that any such entity is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities of UNC, Inc.

                             Page 10 of 10 Pages